SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 1-9117

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ryerson Tull, Inc.
Full Name of Registrant

Former Name if Applicable

2621 West 15th Place
Address of Principal Executive Office

Chicago, IL 60608
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form

N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s evaluation of its internal control over financial reporting has not yet been completed. In connection with the evaluation process, the Company has identified certain significant deficiencies. Since the evaluation process is ongoing, there can be no assurance that the identified deficiencies, either alone or in the aggregate, will not be considered a material weakness.

If upon final evaluation, one or more of the identified significant deficiencies were evaluated to be a material weakness, management would conclude, based on its assessment, that the Company’s internal control over financial reporting was not effective as of December 31, 2004. If that were the case, the Company would anticipate that its independent registered public accounting firm would issue an adverse opinion on the operating effectiveness of the Company’s internal control over financial reporting.

(Attach Extra Sheets if Needed)

SEC 1344 (6/94)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Virginia Dowling	(773)	788-3700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in the registrant’s press release issued on January 27, 2005, which was furnished to the Security and Exchange Commission on Form 8-K on January 28, 2005, the registrant had net income of $54.5 million for the year ended December 31, 2004, compared to a net loss of $14.1 million for the year ended December 31, 2003.

Ryerson Tull, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2005	By:	/s/ Lily L. May
Lily L. May, Vice President, Controller and Chief Accounting Officer